UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form CB
                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)                                   [ ]

Securities Act Rule 802 (Exchange Offer)                                    [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                         [X]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                       [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response)                       [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)



                              CEMEX, S.A. de C.V.
-------------------------------------------------------------------------------
                           (Name of Subject Company)


                                  CEMEX Corp.
-------------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))


                             United Mexican States
-------------------------------------------------------------------------------
       (Jurisdiction of Subject Company's Incorporation or Organization)


                              CEMEX, S.A. de C.V.
-------------------------------------------------------------------------------
                      (Name of Person(s) Furnishing Form)

        Options to purchase Ordinary Participation Certificates (CPOs), each CPO representing one Series A share and two Series B shares of
                  CEMEX, S.A. de C.V., issued pursuant to the
                 CEMEX, S.A. de C.V. Employee Stock Option Plan
-------------------------------------------------------------------------------
                     (Title of Class of Subject Securities)


                                 Not Applicable
-------------------------------------------------------------------------------
             (CUSIP Number of Class of Securities (if applicable))


                                  Jill Simeone
                                 CEMEX NY Corp.
                         590 Madison Avenue, 41st Floor
                            New York, New York 10022
                             (Tel) +1-212-317-6000
-------------------------------------------------------------------------------
            (Name, Address (including zip code) and Telephone Number
        (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

                                with a copy to:

                           Robert M. Chilstrom, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                             (Tel) +1-212-735-3000


                                December 3, 2004
-------------------------------------------------------------------------------
                 (Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.     Home Jurisdiction Documents

      (a)   (1)  An English version of the Early Exercise Program Brochure disseminated on December 3, 2004 to participants in the CEMEX. S.A. de C.V. Employee Stock Option Plan who participated in the CEMEX 2004 Option Exchange Program is attached to this Form CB as Exhibit A.

            (2) An English version of the Early Exercise Program Brochure disseminated on December 3, 2004 to participants in the CEMEX. S.A. de C.V. Employee Stock Option Plan who did not participate in the CEMEX 2004 Option Exchange Program is attached to this Form CB as Exhibit B.

      (b)   Not Applicable

Item 2.     Informational Legends

A legend in compliance with Rule 802(b) of the Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, has been included on the cover page of each of the Early Exercise Program Brochures listed in Item 1 above.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

      (1)     Not Applicable
      (2)     Not Applicable
      (3)     Not Applicable

PART III - CONSENT TO SERVICE OF PROCESS

      (1) CEMEX, S.A. de C.V. is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.
      (2)     Not Applicable

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  /s/ Rodrigo Trevino
--------------------------------------------
(Signature)

Rodrigo Trevino, Chief Financial Officer
--------------------------------------------
(Name and Title)

December 3, 2004
--------------------------------------------
(Date)

                                 EXHIBIT INDEX

------------------ -------------------------------------------------------------
Exhibit
Number             Description
------------------ -------------------------------------------------------------

Exhibit A          English version of the Early Exercise Program Brochure
                   disseminated on December 3, 2004 to participants in the CEMEX. S.A. de C.V. Employee Stock Option Plan who participated in the CEMEX 2004 Option Exchange Program.

------------------ -------------------------------------------------------------

Exhibit B          English version of the Early Exercise Program Brochure
                   disseminated on December 3, 2004 to participants in the CEMEX. S.A. de C.V. Employee Stock Option Plan who did not participate in the CEMEX 2004 Option Exchange Program.

------------------ -------------------------------------------------------------

                                                                     Exhibit A



INFORMATIVE BULLETIN

------------------------------------------------------------------------------

INTER 04 CEMEX Plan                                       INTER 04 CEMEX Plan
Early Exercise Program Information                       Early Exercise Program
                               [GRAPHIC OMITTED]

------------------------------------------------------------------------------


CEMEX is facing challenges different from those anticipated at the beginning of the year. We are therefore offering you the possibility to Early Exercise your INTERC 04 Plan options (options which resulted from the last exchange in February 2004), investing the intrinsic value (Accumulated Profit) in RESTRICTED CPOs. In order to keep the remaining value of your current options, which you will lose at the time of your Early Exercise, you will receive new options with different parameters but with a similar value. This program has benefits for both you and CEMEX.


If you agree to participate in this program, you will receive your Accumulated Profit in Restricted CPOs at a 20% discount. Additionally, you will receive a number of options equal to those you have today under the INTERC 04 Plan, giving you the possibility of obtaining an additional profit in the future, equivalent to the remaining value of the option you currently have (but with a lower probability due the higher strike price) and you will maintain the annual cash flow payment under the current conditions.


Notice to U.S. Residents

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.


EARLY EXERCISE PROGRAM                                                      EXERCISE YOUR OPTIONS IN ADVANCE

CEMEX is offering you the possibility to exercise early your INTERC         Between December 3 and December 16, 2004, CEMEX
04 Plan options, receiving the Accumulated Profit in Restricted             is offering to exercise early your INTERC 04
CPOs.  Additionally you will receive new options.                           options.

                                                                            In order to participate in this program you must
The new options will be equal in number and similar in remaining            exercise 100% of your INTERC 04 options. You
value (Future Potential Profit) to the INTERC 04 Plan options.              cannot participate partially.

The new options will maintain the same Annual Cash Flow as the INTERC
04 Plan (US$0.10 per option per year, growing at a 10% annual rate)

                                                                            CALCULATION OF NUMBER OF RESTRICTED CPOS
THE EARLY EXERCISE OF YOUR INTERC 04 OPTIONS:
                                                                            Assuming a Reference CPO Market Price of US$6.00
                                                                            and a strike price of  US$5.1258, the resulting
The  Accumulated  Profit that you will receive in the Early Exercise,       profit per option is US$0.8742.
will be the difference between the strike price at the Early Exercise
date (US$ 5.1258) and the Reference  CPO Market Price,  defined as the      This  profit will be adjusted by the Dividend
higher of:                                                                  Adjustment Factor of 1.0424, resulting in an
                                                                            Accumulated Profit of US$0.9113 per INTERC 04
a)       US$ 6.3105 closing price of CPO of November 24, 2004               Plan option.

b)       The closing price of CPO of December 16, 2004.                     This Accumulated Profit will be invested in CPOs
                                                                            at the Reference CPO Market Price minus a 20%
                                                                            discount, which is US$4.80
The Accumulated Profit, once adjusted for dividends, will be invested
in Restricted CPOs at 20% discount of the Reference CPO Market Price.       For  example, if you decide to Early Exercise
                                                                            10,000 INTERC 04 options, you will receive:

The CPOs acquired in the Early Exercise will belong to you as of            (US$0.9113 * 10,000 options)
December 2004, and will be deposited  under your name in Banamex            ---------------------------- = 1,898 RESTRICTED
Trust #111183-1.                                                                   US$4.80 per CPO                CPOs

                                                                            Furthermore, you will receive 10,000 new EADIC
                                                                            04 Plan options.
During the time the CPOs are in the trust, they will be voted together with the election of the majority of CPO holders.



                                                                            RATE OF REMOVAL OF CPOS RESTRICTIONS:
RESTRICTION OF THE CPOS FROM THE EARLY EXERCISE:
                                                                            The rate of removal of the restrictions will
The Restricted CPOs, acquired with the Accumulated Profit resulting         depend on the year of occurrence of the Initial
from the Early Exercise, will belong to you, but you will not be            Condition:
allowed to sell or transfer them until the restriction period
elapses.                                                                    o    If the condition occurs during  2005,
                                                                                 the CPOs will become unrestricted at a
The Restricted CPOs will gradually become unrestricted upon                      rate of 2.08% each month.
occurrence of any of the following Initial Conditions:
                                                                            o    If the condition occurs during 2006,
o        That the CPO price in US$ reaches or exceeds the level of               the CPOs will become unrestricted at a
         US$7.50(1)                                                              rate of 2.78% each month.

o        Voluntary exercise of new options (EADIC 04 Plan)                  o    If  the condition  occurs on or after
                                                                                 2007, the CPOs will become unrestricted
o        At maturity of the new options.                                         at a rate of 4.17% each month.


In case of death of the option holder, the Restricted CPOs will become automatically unrestricted.

For CEMEX retirees older than 60 years, the CPOs will not have a restriction.


______________________

(1) Calculated by dividing the closing CPO price in the Bolsa Mexicana de Valores by the Fix exchange rate published by Banco de Mexico


                                                                            DESCRIPTION OF THE NEW OPTIONS:
THE NEW OPTIONS, EADIC 04 PLAN:
                                                                            o     Assuming a Reference CPO Market Price
o        Will have a strike price US$0.50 higher than the Reference               of US$6.00, the initial exercise price
         CPO Market Price, and will grow at a 5.50% annual rate and               of the new options is US$6.50
         will be adjusted down by dividends.
                                                                            o     The maximum Future Potential Profit in
o        Will have a period of 7.5 years, maturing on June 29, 2012               this example is the difference between
                                                                                  US$8.50 and US$6.50.
o        Will continue paying you the Annual Cash Flow until:
                                                                            o     The  Annual Cash Flow you will receive
o        The CPO price reaches or exceeds the level of US$8.501                   is the payment of US$0.10 per option
                                                                                  per year, growing at a rate of 10%
o        The new option Expires                                                   annually (US$0.11 in 2005)

o        Voluntary exercise                                                       o  The payments will be made based on the
                                                                                     number of options outstanding that you
o        The Accumulated Profit will be invested in Restricted CPOs                  have one business day before the last
         at the market price as of the exercise date, without                        business day* of June, including the
         discount.                                                                   year of maturity of the option.

o        Will be exercised automatically when the CPO closing price
         reaches or exceeds US$8.50(1).                                     o     These  new  options EADIC  04 will not
                                                                                  have a 20% discount in the Restricted CPOs
o        The new option can be exercised voluntarily even if the CPO              purchase as the INTERC 04 Plan does.
         has not reached the US $8.501price.



                                                                                * Business days in Mexico


__________________________

(1) Calculated by dividing the closing CPO price in the Bolsa Mexicana de Valores by the Fix exchange rate published by Banco de Mexico



REMOVAL RATE OF  RESTRICTIONS  OF THE CPOS RESULTING FROM THE EXERCISE
OF THE NEW OPTIONS (EADIC 04 PLAN):                                         Through this restriction mechanism, CEMEX
                                                                            intends to improve the alignment of its
                                                                            executives' interests with those of its
If the Restricted CPOs are received during 2005, they will become           shareholders.
unrestricted at a rate of 2.08% per month.

If the CPOs are received during 2006, they will become unrestricted         REMOVAL OF RESTRICTIONS EXAMPLE:
at a rate of 2.78% per month.
                                                                            Assuming that you receive 10,000 Restricted CPOs
If the CPOs are received on or after 2007, they will become                 as a result of the exercise of the EADIC 04
unrestricted at a rate of 4.17% per month.                                  options during 2006, the number of CPOs that
                                                                            will become unrestricted every month are 278
In case of death of the holder, the new options will be automatically       starting one month after the exercise date.
exchanged for Unrestricted CPOs at a rate of one CPO per three
options of the EADIC 04 Plan.                                               Upon receipt of unrestricted CPOs, you may:
                                                                            o   Keep them in Banamex trust No. 111183-1
For CEMEX retirees older than 60 years the CPOs will not have a             o   Transfer them to your broker account
restriction.                                                                o   Sell them in the market and receive the
                                                                                cash.
YOUR PARTICIPATION IS VOLUNTARY

You do not have the obligation to participate in this Early Exercise
Program. If you elect to not participate, your INTERC 04 Plan options will remain unchanged.



                                                                            WHY PARTICIPATE?

HOW TO PARTICIPATE                                                          o    LOCK-IN THE ACCUMULATED PROFIT AS OF
                                                                                 THE EARLY EXERCISE DATE, AND INVEST IN
Starting December 3 and until December 16, 2004, you will have access            RESTRICTED CPOS AT A 20% DISCOUNT.
to a tool through Lotus Notes, which will provide you the following
information:                                                                o    MAINTAIN THE ANNUAL CASH FLOW.

o        The number of your INTERC 04 Plan options and the                  o    RECEIVE NEW OPTIONS (EADIC 04) THAT
         Accumulated Profit.                                                     GIVE YOU THE POSSIBILITY TO OBTAIN AN
                                                                                 ADDITIONAL PROFIT.
o        An Early-Exercise pro-forma result, indicating the number of
         Restricted CPOs and the number of options of the EADIC 04          o    THE NEW OPTIONS WILL BE 100% VESTED
         Plan that you would receive should you decide to participate.           (AVAILABLE FOR EXERCISE) IMMEDIATELY.

o        The participation form that you will have to sign in order         o    REDUCE THE VOLATILITY OF THE VALUE OF
         to participate.                                                         YOUR PORTFOLIO.

The decision to participate or not to participate should be made before 4:00 p.m. Mexico City time on December 16, 2004.

In case we do not receive confirmation of your decision, it will be understood that you do not want to participate, and your INTERC 04
Plan options will remain unchanged.
                                                                                THIS PROGRAM IS VOLUNTARY AND IS BEING OFFERED
In order to participate in the Early Exercise Program, you must                             AT THIS TIME ONLY
exercise All of your INTERC 04 Plan options.





QUESTIONS

If you have any question regarding the Early Exercise Program, please contact your local or regional Human
Resources area, or the following executives:

-------------------------------------------------------------------------------------------------------------------
       EXECUTIVE                     AREA                        TELEPHONE                 CEMEX.NET
Carlos PerezSandi                 Finance                       52 (81) 8888 4241              8052 3 4241
Edgar Rodriguez Ramirez           Human Resources               52 (81) 8888 4264              8052 3 4264
Francisco Figueroa                Finance                       52 (81) 8888 4278              8052 3 4278
Alberto Madero                    Human Resources               52 (81) 8888 4164              8052 3 4164
-------------------------------------------------------------------------------------------------------------------

PLEASE, DO NOT COMMENT OR MAKE ANY QUESTION TO ANYBODY INSIDE OR OUTSIDE CEMEX EXCEPT THE PEOPLE MENTIONED ABOVE.


                                                                      Exhibit B


INFORMATIVE BULLETIN
--------------------------------------------------------------------------------

Early Exercise Program Information                     Early Exercise Program
  USD Unlimited Upside Options                      USD Unlimited Upside Options


                                    [GRAPHIC OMITTED]

--------------------------------------------------------------------------------



CEMEX is facing challenges different from those anticipated at the beginning of the year. We are therefore offering you the possibility to Early Exercise your options from your plans in USD that do not have a mandatory exercise level, that is, that have unlimited upside (PARTICIPANT PLANS), by paying you the intrinsic value (Accumulated Profit) in cash. In order to keep the remaining value of your current options, which you will lose at the time of your Early Exercise, you will receive another option with different parameters but with a similar value. This program has benefits for both, you and CEMEX.


If you agree to participate in this program, you will receive your Accumulated Profit in cash. Additionally, you will receive an equivalent number of options as the ones you have today in the Participant Plans giving you the possibility of obtaining an additional profit in the future, equivalent to the remaining value of the options you currently have (but with a lower probability due the higher strike price)


The new options will give you the right to receive an annual payment of cash of US$0.10 growing at a rate of 10% annually (Annual Cash Flow).



========================================================================================================
                                      PARTICIPANT PLANS
========================================================================================================
INTERC 01     JUN 02   JUN 03    CxN 03    CONS 03     ESP 01    ESP 02     ESP 03     ABR 02    MAY 02
========================================================================================================

Notice to U.S. Residents

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.


EARLY EXERCISE PROGRAM                                                      EXERCISE YOUR OPTIONS IN ADVANCE

CEMEX is offering you the possibility to exercise early your                Between December 3 and December 16, 2004, CEMEX
Participant Plans options receiving the Accumulated Profit in cash.         is offering to exercise early your Participant
Additionally, you will receive new options.                                 Plans options.

                                                                            In order to  participate in this program you must
The new options will be equivalent in number and similar in remaining       exercise 100% of your Participant Plans options.
value (Future Potential Profit) to your Participant Plans options and       You cannot participate partially.
will pay you an Annual Cash Flow of US$0.10 per option per year, growing at a 10% annual rate.


                                                                            CALCULATION OF THE ACCUMULATED PROFIT

                                                                            Assuming a Reference CPO Market Price of US$6.00
                                                                            and you Early Exercise 10,000 options from the
THE EARLY EXERCISE OF YOUR PARTICIPANT PLAN OPTIONS:                        INTERC 01 Plan and 15,000 options from the JUN
                                                                            03 Plan, with strike prices of US$5.2647 and
                                                                            US$4.2221 respectively, you will obtain the
The Accumulated Profit that you will receive in the Early Exercise,         following Accumulated Profit:
will be the difference between the strike price of each of your
Participant Plans at the Early Exercise date and the Reference CPO          Profit INTERC 01: US$6.00 - US$5.2647 =
Market Price, defined as the higher of:                                     US$0.7353, adjusted by the Dividend Adjustment
                                                                            Factor of these options (1.1479) the profit per
a)       US$ 6.3105 closing price of the CPO as of November 24, 2004        option will be US$ 0.8441

b)       The closing price of the CPO as of December 16, 2004.              Profit JUN 03:  US$6.00 - US$4.2221 =  US$1.7779,
                                                                            adjusted by the Dividend Adjustment Factor of
                                                                            these options (1.0424) the profit per option
The Accumulated Profit, once adjusted for dividends, will be                will be US$ 1.8533
deposited in your banking account following your instructions
(to be send by you via Lotus Notes)                                         THE ACCUMULATED PROFIT WILL BE:

                                                                            INTERC 04: 10,000 x US$0.8441 = US$8,441.00
                                                                            JUN 03: 15,000 x US$1.8533 = US$27,799.50

                                                                            In total,  you will receive  US$36,240.50 in cash
                                                                            and you will receive new options.


                                                                            CALCULATION  OF THE NEW  SLDIC 04  OPTIONS  TO BE
CONVERSION RATIO FOR THE NEW O                                              RECEIVED:

Options under each Participant Plan have different                          Following the same example, if you have 10,000 INTERC
parameters, consequently, each of the plans will have a                     01 Plan options and 15,000 JUN 03 Plan options,
different conversion ratio, as shown in the following table:                then you will receive:

                                                                            INTERC 01: 10,000 x 1.0534 = 10,534

                                   ...is equivalent to                      JUN 03:    15,000 x 1.1074 = 16,611
                                    this number of new
A current option under Plan...      SLDIC 04 options                        In total, you will receive 27,145 options of
                                    (Conversion Ratio)                      SLDIC 04 Plan.

INTERC 01                               1.0534                              The calculation of the Conversion Ratio incorporates
                                                                            the different maturity dates and Dividend Adjustment
JUN 02                                  1.0445                              Factors. These new options will begin with
                                                                            a Dividend Adjustment Factor of 1.0000.
JUN 03                                  1.1074

CxN 03                                  1.1074

CONS 03                                 1.1074

ESP 01                                  1.0534

ESP 02                                  1.1430

ESP 03                                  1.2067

ABR 02                                  1.0534

MAY 02                                  1.0534





                                                                            DESCRIPTION OF THE NEW OPTIONS:
THE NEW OPTIONS, SLDIC 04 PLAN:
                                                                            o    Assuming a Reference CPO Market Price
o        Will have a strike price US$0.50 higher than the Reference              of US$6.00, the initial exercise price of
         CPO Market Price, and will grow at a 5.50% annual rate and              the new options is US$6.50
         will be adjusted down by dividends.
                                                                            o    The Annual Cash Flow you will receive
o        Will have a period of 7.5 years, maturing June 29, 2012.                is the payment of  US$0.10 per option per
                                                                                 year, growing at a rate of 10% annually
o        Will pay the Annual Cash Flow until:                                    (US$0.11 in 2005), subject to the described
                                                                                 conditions.
o        The CPO price reaches or exceeds the level of US$8.501
                                                                                 o   The  payments will be made based on the
o        The new option expires                                                      number of options outstanding that you
                                                                                     have one business day before the last
o        Voluntary exercise                                                          business day* of June, including the
                                                                                     year of maturity of the option.
o        The Accumulated Profit will be invested in Restricted CPOs
         at the market price as of the exercise date, without               o    The Restricted CPOs, resulting from the
         discount.                                                               exercise of SLDIC 04 options, will be
                                                                                 purchased at the average sell price of the
o        The Restricted CPOs will be deposited under your name in                exercise date.
         Banamex Trust #111183-1.

o During the time the CPOs are in the trust, they will be voted together with the election of the majority of CPO holders.

                                                                             * Business days in Mexico


_______________________

(1) Calculated by dividing the closing CPO price in the Bolsa Mexicana de Valores by the Fix exchange rate published by Banco de Mexico



REMOVAL RATE OF RESTRICTIONS OF THE CPOS RESULTING FROM THE EXERCISE
OF THE NEW OPTIONS (SLDIC 04 PLAN):                                         Through this restriction mechanism, CEMEX
                                                                            intends to improve the alignment of its
                                                                            executives' interests with those of its
If the Restricted CPOs are received during 2005, they will become           shareholders.
unrestricted at a rate of 2.08% per month.

If the CPOs are received during 2006, they will become unrestricted         REMOVAL OF RESTRICTION EXAMPLE:
at a rate of 2.78% per month.
                                                                            Assuming that you receive 10,000 Restricted CPOs
If the CPOs are received on or after 2007, they will become                 as a result of the exercise of 27,145 options
unrestricted at a rate of 4.17% per month.                                  from the SLDIC 04 Plan during 2006, the number
                                                                            of CPOs that will become unrestricted every
In case of  death  of the  holder,  the  beneficiaries  will  have the      month are 278 CPOs during three years, starting
right, during the remaining duration of the new option, to receive at       one month after the exercise date.
the exercise date at least one unrestricted CPO per three SLDIC 04
options.                                                                    Upon receipt of unrestricted CPOs you may:
                                                                            o    Keep them in the Banamex trust No.
For CEMEX retirees older than 60 years the CPOs will not have a                  111183-1
restriction.                                                                o    Transfer them to your broker account
                                                                            o    Sell them in the market and receive the
YOUR PARTICIPATION IS VOLUNTARY                                                  cash.

You do not have the obligation to participate in this Early Exercise
Program. If you elect to not participate, your Participant Plans options will remain unchanged.



                                                                            WHY PARTICIPATE?

HOW TO PARTICIPATE                                                          o    LOCK-IN THE ACCUMULATED PROFIT IN CASH
                                                                                 AS OF THE EARLY EXERCISE DATE.
Starting December 3 and until December 16, 2004, you will have access
to a tool through Lotus Notes, which will provide you the following         o    OBTAIN THE ANNUAL CASH FLOW OF THE
information:                                                                     GROWING US$0.10.

o        The number of your Participant Plans options and the               o    RECEIVE NEW OPTIONS (SLDIC 04) THAT
         Accumulated Profit.                                                     GIVE YOU THE POSSIBILITY TO OBTAIN AN
                                                                                 ADDITIONAL PROFIT.
o        An Early-Exercise pro-forma result, that is, the number of
         new options of the SLDIC 04 Plan and the cash that you would       o    THE NEW OPTIONS WILL BE 100% VESTED
         receive should you decide to participate.                               (AVAILABLE FOR EXERCISE) IMMEDIATELY.

o        The participation form that you will have to sign in order         o    REDUCE THE VOLATILITY OF THE VALUE OF
         to participate.                                                         YOUR PORTFOLIO.


The decision to participate or not to participate should be made before 4:00 p.m. Mexico City time on December 16, 2004.

In case we do not receive confirmation of your decision, it will be understood that you do not want to participate, and your Participant
Plans options will remain unchanged.                                         THIS PROGRAM IS VOLUNTARY AND IS BEING OFFERED
                                                                                            AT THIS TIME ONLY
In order to participate in the Early Exercise Program you must exercise All of your Participant Plans options.



QUESTIONS

If you have any question regarding the Early Exercise Program, please contact your local or regional Human Resources area, or the following executives:

===================================================================================================================
       EXECUTIVE                          AREA                          TELEPHONE                     CEMEX.NET
Carlos PerezSandi                      Finance                       52 (81) 8888 4241              8052 3 4241
Edgar Rodriguez Ramirez                Human Resources               52 (81) 8888 4264              8052 3 4264
Francisco Figueroa                     Finance                       52 (81) 8888 4278              8052 3 4278
Alberto Madero                         Human Resources               52 (81) 8888 4164              8052 3 4164
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PLEASE, DO NOT COMMENT OR MAKE ANY QUESTIONS TO ANYBODY INSIDE OR OUTSIDE CEMEX EXCEPT FOR THE PEOPLE MENTIONED ABOVE.

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